Exhibit 99.1

RICHMONT MINES INC.
REPORT TO SHAREHOLDERS

1

First Quarter ended March 31, 2014

For information

Jennifer Aitken
Investor Relations Manager
Richmont Mines Inc.
1501 McGill College Avenue
Suite 2920
Montreal (Quebec)	Phone: 514 397-1410 ext. 101
Canada H3A 3M8	Fax: 514 397-8620

info@richmont-mines.com	www.richmont-mines.com

Ticker symbol: RIC	Listings: TSX – NYSE MKT

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

GENERAL

The following management’s discussion and analysis is intended to assist you in understanding and evaluating changes in our financial condition and operations as at and for the three-month period ended March 31, 2014. We recommend that you read this in conjunction with our unaudited interim consolidated financial statements for the quarter ended March 31, 2014, and our audited consolidated financial statements for the year ended December 31, 2013, and the accompanying notes. All amounts are expressed in Canadian dollars and are in accordance with International Financial Reporting Standards (“IFRS”), except otherwise noted. With the exception of troy ounces, the data on production are presented in metric units, the most widely used method in Canada. More information on Richmont Mines can be obtained on the SEDAR website (www.sedar.com), and the Corporation’s website (www.richmont-mines.com). In addition to historical information, this management’s discussion and analysis contains forward-looking information. Please see “Disclosure regarding forward-looking statements” on page 16.

OPERATIONAL AND FINANCIAL HIGHLIGHTS FOR THE FIRST QUARTER OF 2014

  Improved first quarter gold sales of 20,412 ounces, on target with 2014 production guidance of 70,000 – 80,000 ounces of gold;

  Operational performance improved in Q1 2014 with revenues up 26% and cash cost per ounce decreases of 19% at Island Gold Mine and 22% at Beaufor Mine;

  Q1 2014 operating cash flows of $2.4 million, or $0.06 per share, on revenues of $29.5 million, versus Q1 2013 operating cash flows of ($6.8) million, or ($0.17) per share, on revenues of $23.4 million;

  Q1 2014 net loss of ($1.9) million, or ($0.05) per share, versus Q1 2013 net loss of ($2.2) million, or ($0.06) per share;

  Gold sales of 20,412 ounces at an average selling price of CAN$1,441 (US$1,306) per ounce in the first quarter of 2014, versus gold sales of 14,261 ounces at an average selling price of CAN$1,636 (US$1,623) per ounce in the same period last year;

  Island Gold Mine development update: ramp extended to a 610 metre vertical depth; Chip sampling results from 92 metres of development within upper portion of Deep C Zone averaged 12.73 g/t of gold over 2.92 metres (grade should be seen as indicative, as capping value needs to be confirmed); results from definition drilling completed within the deep resource confirm prior exploration data;

  Cash and cash equivalents of $13.5 million at March 31, 2014, down from $17.6 million at December 31, 2013; no gold or currency hedging contracts, long-term debt of $5.1 million, working capital of $11.2 million, and 39.6 million shares outstanding;

  Bought deal common share financing completed in April 2014, generating gross proceeds of $11.67 million, cash balance at April 30, 2014 of approximately $23.5 million.

02
MAY 8, 2014	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

First Quarter 2014 Overview

Commenting on Richmont’s first quarter operational performance, Mr. Paul Carmel, President and CEO of Richmont Mines noted: “We are very pleased to see the Island Gold production and costs back on track after a difficult 2013. Teams at all of our operations continue to strive to reach our objectives and to make 2014 an operational success. The Island Gold Deep resource continues to come into its own as the long-life, low cost asset that we are expecting it to be. We recently drifted into the deposit on the 560 metre level and for the first time exposed the Deep C Zone over 92 metres and attained excellent grades and continuity. Ramp and level development will continue throughout the year and we expect to extract our first long-hole stope in the second half of the year, giving us further important geotechnical information ahead of converting resources to reserves at Island Gold Deep. Lastly, the recently announced bought deal financing gives us additional working capital flexibility to face a volatile and uncertain gold price environment while continuing to advance Island Gold Deep through internally generated cash flows.”

Mr. Carmel concluded: “The focus for the Corporation over the remaining three quarters of 2014 will be the continued advancement of Island Gold Deep and the phasing out of the high cost W Zone operation. In addition, mining will commence in the newly developed M Zone at our Beaufor Mine operation where grade expectations are good. We will continue to focus on maintaining a sound balance sheet and deploy our capital in a judicious fashion.”

03
MAY 8, 2014	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

KEY FINANCIAL DATA1

	Three months ended
	March 31,	March 31,
	2014	2013

KEY PER OUNCE OF GOLD DATA
Average market price (US$)	1,293	1,632
Average market price (CAN$)	1,427	1,646
Average selling price (US$)	1,306	1,623
Average selling price (CAN$)	1,441	1,636
Average exchange rate (US$/CAN$)[2]	1.1033	1.0083
Ounces of gold sold	20,412	14,261
Average cash cost (US$/ounce)[3]	1,060	1,294
Average cash cost (CAN$/ounce)[3]	1,169	1,305

KEY FINANCIAL DATA
Revenues[2]	29,468	23,398
Net loss	(1,903)	(2,240)
Net loss per share	(0.05)	(0.06)
Cash flows from (used in) operating activities	2,379	(6,775)
Investment in property, plant and equipment	5,920	9,344

	March 31,	December 31,
	2014	2013

Cash and cash equivalents	13,501	17,551
Total assets	121,272	123,328
Non-current long-term debt	5,098	5,196
Shareholders’ equity	84,779	86,353
Shares outstanding (thousands)	39,596	39,596

KEY PER SHARE DATA
Stock price (at closing)
US$ (NYSE Market)	1.41	1.00
CAN$ (TSX)	1.56	1.07
[1]

Throughout this document, the Corporation uses performance indicators that are not defined according to International Financial Reporting Standards (“IFRS”), such as the total cash cost of production per ounce sold for each of the Corporation's properties, excluding the rates of depreciation per ounce. These performance indicators are widely used in the mining industry. Nonetheless, they are in no way a standard prescribed by IFRS. The Corporation believes that some investors use these indicators, in addition to the financial information prepared in accordance with IFRS, to evaluate the Corporation's performance and its ability to generate cash. Consequently, this information must be considered supplementary and should not under any circumstances be regarded as a substitute for the performance indicators prepared in accordance with IFRS. For further information, please refer to section “Non-IFRS financial performance measures” on page 14 of this MD&A.

[2]	The exchange rate represents the average exchange rate for each three-month period.

[3]	The cash cost includes operating costs and royalties.

Exchange Rates

Although Richmont Mines’ financial statements are reported in Canadian dollars, the Corporation also discloses the realized price and cash cost per ounce of gold sold in US dollars, as these performance indicators are widely used in the mining industry.

On a quarterly basis, the exchange rate is adjusted to reflect the actual quarterly and year-to-date rate through the end of the quarter. Therefore, the quarterly rate and the year-to-date rate may differ.

04
MAY 8, 2014	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

REVIEW OF FINANCIAL RESULTS

Three-month period ended March 31, 2014

Richmont generated revenues of $29.5 million in the first quarter of 2014, up 26% over the $23.4 million of revenues generated in the comparable quarter of 2013. The increase reflects the 43% increase in the number of gold ounces sold that was driven by higher sales from the Island Gold Mine and the addition of production from the Monique Mine and the W Zone. Partially offsetting this was a slightly reduced production from the Beaufor Mine and a 12% reduction in the average selling price during the quarter to CAN$1,441 (US$1,306) per ounce, versus CAN$1,636 (US$1,623) in the first quarter of 2013.

Cost of sales, which includes operating costs, royalties and related depreciation and depletion expenses, totaled $28.6 million in the first quarter of 2014, significantly above $21.0 million in the comparable period last year, primarily as a result of the higher overall processed tonnage due to the additional production from the Monique Mine and the W Zone in the current period. First quarter cash costs per ounce decreased 10% in Canadian dollars to CAN$1,169 (US$1,060), driven by notable year-over-year cost improvements of 22% and 19% at the Beaufor Mine and Island Gold Mine, respectively, during the period. Partially offsetting the impact of these improvements were high cash costs at the W Zone operation attributable to a combination of low tonnage and low grade, and higher than expected cash costs at the Monique Mine as a result of lower levels of processed tonnage stemming from delays in pit sequencing, in addition to greater amounts of waste being stripped and lower levels of ore being mined that had been planned.

Exploration and project evaluation expenses totaled $0.7 million in the first quarter of 2014, versus $2.7 million in the comparable period last year. The decrease reflects the Corporation’s significantly lower amount of exploration activities across its property base as capital allocation focus has been placed on development efforts at Island Gold Deep. Exploration expenses on a segmented basis, excluding $0.2 million of depreciation and an exploration tax adjustment, were approximately $0.1 million at the Island Gold Mine and $0.3 million at the Beaufor Mine, while exploration and project evaluation costs at other assets amounted to $0.1 million during the current quarter.

Administration expenses totaled $1.7 million in the first quarter of 2014, down 18% from expenses of $2.1 million in the comparable period of 2013. This decrease reflects slightly lower expenses for consultants.

The mining and income tax expense for the first quarter of 2014 amounted to $0.3 million, which includes a $0.1 million adjustment on Ontario Mining taxes paid in previous years, and a $0.2 million increase in future Ontario Mining taxes. The mining and income tax expense for the first quarter of 2013 amounted to $0.04 million, and was related to an exploration tax credit booked against property, plant and equipment and exploration expenses.

Richmont incurred a net loss of ($1.9) million, or ($0.05) per share, in the first quarter of 2014, compared to a net loss of ($2.2) million, or ($0.06) per share, in the comparable period last year.

05
MAY 8, 2014	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

SUMMARY OF OPERATIONS

Island Gold Mine

	Three months ended
	March 31,	March 31,
	2014	2013

Tonnes	59,011	60,194
Head grade (g/t)	5.63	4.90
Gold recovery (%)	96.10	95.52
Recovered grade (g/t)	5.41	4.68
Ounces sold	10,259	9,060
Cash cost per ounce (US$)	849	1,154

Investment in property, plant and equipment	1,670	3,112
Investment in Island Gold Deep Project	2,825	1,523
Exploration expenses	132	1,463

Deferred development (metres)	455	343

Diamond drilling (metres)
Definition	8,714	5,149
Exploration	-	2,755

The Island Gold Mine saw notable year-over-year operational improvements in the first quarter of 2014. Specifically, a total of 59,011 tonnes of Island Gold Mine ore were processed at a grade of 5.63 g/t, which generated gold sales of 10,259 ounces at an average price of CAN$1,447 (US$1,312) during the three-month period. This compared to 60,194 tonnes of ore processed in the first quarter of 2013 at a grade of 4.90 g/t, which generated gold sales of 9,060 ounces at an average price of CAN$1,639 (US$1,626). The higher grade combined with an improvement in gold recovery translated into a significant 19% decrease in cash cost per ounce to CAN$937 (US$849) in the current quarter, from CAN$1,163 (US$1,154) last year. Results in the first quarter of 2014 similarly showed improvement over fourth quarter 2013 results, driven primarily by a 14% increase in grade, as mining was migrated to higher grade areas of the mine.

The Corporation expects 2014 annual production of approximately 35,000 to 40,000 ounces of gold from the Island Gold Mine. The Corporation is continuing to advance the development work of the higher grade Island Gold Deep zones.

06
MAY 8, 2014	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Beaufor Mine

	Three months ended
	March 31,	March 31,
	2014	2013

Tonnes	22,504	37,069
Head grade (g/t)	6.06	4.48
Gold recovery (%)	98.17	97.33
Recovered grade (g/t)	5.95	4.36
Ounces sold	4,302	5,201
Cash cost per ounce (US$)	1,102	1,539

Investment in property, plant and equipment	602	208
Exploration expenses	250	597

Deferred development (metres)	251	-

Diamond drilling (metres)
Definition	1,444	1,927
Exploration	3,709	8,308

A total of 22,504 tonnes of ore were processed from the Beaufor Mine during the first quarter of 2014. This was below the 37,069 tonnes that were processed in the year-ago period, however production was in line with projected levels as the Corporation implemented a more selective mining approach that was focused on generating production from higher grade stopes. Accordingly, the average head grade increased notably to 6.06 g/t in the current quarter from 4.48 g/t in the year-ago period, which when coupled with a higher gold recovery rate, reduced first quarter cash cost per ounce by a significant 22% year-over-year to CAN$1,215 (US$1,102) in 2014, from CAN$1,552 (US$1,539) in the comparable period of 2013. Cash cost levels were down a similarly notable 19% from the fourth quarter of 2013 cash cost per ounce, highlighting the successful implementation of the Corporation’s focused production initiatives. A total of 4,302 ounces of gold were sold in the first quarter of 2014 at an average price of CAN$1,465 (US$1,328), compared to 5,201 ounces of gold sold at an average price of CAN$1,631 (US$1,618) in the comparable period of 2013.

The Corporation continues to expect 2014 annual gold production at this mine of approximately 18,000 to 20,000 ounces.

Monique Mine

	Three months ended
	March 31,	March 31,
	2014	2013

Tonnes	52,053	-
Head grade (g/t)	2.64	-
Gold recovery (%)	96.04	-
Recovered grade (g/t)	2.54	-
Ounces sold	4,251	-
Cash cost per ounce (US$)	1,262	-

Investment in property, plant and equipment	21	2,222
Exploration expenses	2	161

Diamond drilling (metres)
Definition	-	549
Exploration	-	1,074

07
MAY 8, 2014	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

During the first three months of 2014 a total of 52,053 tonnes of ore from the Monique Mine were processed at the Corporation’s Camflo Mill at an average grade of 2.64 g/t, and 4,251 ounces of gold were sold at an average price of CAN$1,407 (US$1,275). Cash costs at the Monique Mine were CAN$1,392 (US$1,262) in the first three months of 2014, a level that was more elevated than expected as more waste was stripped and less ore mined that was planned. Lower than forecasted levels of processed tonnage were also attributable to water treatment issues during the period that resulted in pit sequencing delays. The Corporation has addressed these issues, and anticipates cash cost levels to decrease for the remaining three quarters of 2014.

Richmont continues to expect that open-pit mining at Monique will be completed by the contractor by the end of 2014, and that stockpiled ore will continue to be batch processed at Richmont’s Camflo Mill through the first half of 2015.

Annual forecasted production from the Monique Mine remains approximately 13,000 to 16,000 ounces of gold in 2014.

W Zone Mine

	Three months ended
	March 31,	March 31,
	2014	2013

Tonnes	15,468	-
Head grade (g/t)	3.33	-
Gold recovery (%)	96.58	-
Recovered grade (g/t)	3.22	-
Ounces sold	1,600	-
Cash cost per ounce (US$)	1,764	-

Investment in property, plant and equipment	233	1,881
Exploration expenses	-	-

Deferred development (metres)	-	670

Diamond drilling (metres)
Definition	3,599	-
Exploration	-	1,602

A total of 15,468 tonnes of ore from the W Zone operations were processed at the Corporation’s Camflo Mill during the first quarter of 2014 at an average grade of 3.33 g/t. This resulted in sales of 1,600 ounces of gold at an average realized price of CAN$1,420 (US$1,287). The combination of minimal tonnage and low gold grade generated by the W Zone during the first three months of 2014 translated into a high cash cost per ounce of CAN$1,946 (US$1,764), and is the result of an orebody that is more geologically complex than was previously thought. The results serve to reinforce Richmont’s previously announced decision to suspend operations at the W Zone in the second quarter of 2014, following production of approximately 4,000 ounces of gold from the already developed part of the ore body.

Camflo Mill

The Camflo Mill processed 90,948 tonnes in the first quarter of 2014, up notably from the 37,335 tonnes that were processed in the first quarter of 2013. While the amount of processed tonnage from the Beaufor Mine declined year-over-year, the addition of ore from the Monique Mine and the W Zone resulted in the significant increase in the mill’s capacity utilization in the current quarter.

08
MAY 8, 2014	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Recent Corporate News: Bought Deal Common Share Financing Completed

In April 2014, Richmont announced that it had entered into a bought-deal financing agreement with Macquarie Capital Markets Canada Ltd. as lead underwriter, on behalf of a syndicate of underwriters that included BMO Capital Markets, CIBC World Markets and Desjardins Securities (the “Offering”). Later in the same month, the Corporation announced that it had closed the Offering, and that it had issued a total of 8.05 million common shares at a price of CAN$1.45 per share, including the entire over-allotment option of 1.05 million common shares, for aggregate gross proceeds of $11,672,500. Richmont plans to use the net proceeds of the Offering for working capital and general corporate purposes. Please see the April 3, 2014 press release entitled “Richmont Mines announces CAN$10.15 million bought deal financing of common shares” and the April 23, 2014 press release entitled “Richmont Mines closes previously announced bought deal financing of common shares” for details.

Island Gold Deep Project Update

In late January 2014, Richmont announced important developments at the Island Gold Deep deposit. Indicated resources were estimated at 456,000 tonnes at an average grade of 11.52 g/t for 169,000 ounces of gold and Inferred resources were estimated at 3.2 million tonnes at an average grade of 9.29 g/t for 955,000 ounces of gold. This upgraded and expanded resource base was a notable increase over the previously reported Inferred resource estimate of 2.3 million tonnes grading 10.53 g/t Au for 771,000 ounces of gold established in October 2013, further highlighting the potential to become an important high-grade and long life contributor to the Corporation’s Island Gold Mine. Mineral resources which are not mineral reserves do not have demonstrated economic viability. The Corporation filed an updated National Instrument 43-101 technical report on SEDAR (www.sedar.com) for the Island Gold Mine Property, encompassing the producing Island Gold Mine and the Island Gold Deep resource located directly below, on March 31, 2014. The Corporation continues to advance the development of the Deep zones via ramp development, definition drilling and continued exploration efforts.

The development of Island Gold Deep continued to proceed well in the first three months of 2014. Specifically, approximately 164 linear metres of ramp development were completed during the period, which resulted in the ramp being extended to a vertical depth of 610 metres at March 31, 2014, in line with the Corporation’s schedule. In addition, the Corporation completed 1,076 metres of additional development, which included lateral drifting and ramp extension toward near-term targeted mining areas within the mine infrastructure.

In April 2014, the Corporation announced that ongoing development work had provided access to the upper portion of the Island Gold Deep resource with approximately 130 metres of lateral drift development into the C Zone, on claims that are 100% owned by the Corporation, at a vertical depth of 560 metres. Within this development, approximately 92 metres was well mineralized and consistent with the established resource. Chip samples taken from the advancing development faces on this level averaged a cut grade of 12.73 g/t over an average width of 2.92 metres. It was noted that this grade value should be seen as indicative, as further studies are required to verify the capping value used (75 g/t). In addition, approximately 5,000 metres of definition drilling completed within the deep resource obtained some notable results, including 36.40 g/t Au over 4.46 metres and 33.14 g/t Au over 5.05 metres in the C Zone, and 19.82 g/t Au over 2.09 metres in the B Zone, thus providing additional support for the long-term potential of the Island Gold Mine at depth. Richmont similarly highlighted new exploration drill results. Please see the April 24, 2014 press release entitled “Richmont exposes Island Gold Deep C Zone mineralization over 92 metres, confirms grade and continuity of resource” for additional details.

09
MAY 8, 2014	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Exploration costs

	Three months ended
	March 31,	March 31,
	2014	2013
	$	$

Exploration costs - Mines
Island Gold	132	1,463
Beaufor	250	597
Monique	2	161

	384	2,221
Exploration costs - Other properties
Wasamac	38	474
Other	6	78
Project evaluation	117	148

Exploration and project evaluation before depreciation and exploration tax credits	545	2,921

Depreciation	23	76
Exploration tax adjustments (credits)	155	(311)

	723	2,686

Island Gold Mine and Island Gold Deep

The Corporation spent $0.1 million on exploration at the Island Gold Mine during the first quarter of 2014, below the $1.5 million in the year-ago period, as capital allocation focus was shifted from exploration to the development of Island Gold Deep.

Beaufor Mine

The Corporation spent $0.3 million on exploration at the Beaufor Mine during the first quarter of 2014. This reflects the 3,709 metres of exploration drilling completed on the asset during the three-month period, and the Corporation’s continuing efforts to convert existing resources into reserves and identify new resources.

10
MAY 8, 2014	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

QUARTERLY REVIEW

	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
	2014	2013	2013	2013	2013	2012	2012	2012

PRINCIPAL FINANCIAL DATA
Revenues[1]	29,468	27,828	21,152	17,835	23,398	24,928	25,000	23,686

Net earnings (loss) from continuing operations	(1,903)	(28,686)	(1,146)	(1,090)	(2,240)	(2,641)	498	(2,923)

Net loss from discontinued operation[2]	-	(389)	(708)	-	-	(13,854)	(182)	(27,943)

Net earnings (loss)	(1,903)	(29,075)	(1,854)	(1,090)	(2,240)	(16,495)	316	(30,866)

Cash flows from (used in) operating activities	2,379	8,160	5,038	(2,966)	(6,775)	104	5,183	(4,460)
Investments in property, plant and equipment	5,920	11,840	6,487	14,218	9,344	6,378	9,771	9,780

KEY PER-SHARE DATA

Net earnings (loss) from continuing operations
basic (CAN$)	(0.05)	(0.72)	(0.03)	(0.03)	(0.06)	(0.07)	0.01	(0.08)
diluted (CAN$)	(0.05)	(0.72)	(0.03)	(0.03)	(0.06)	(0.07)	0.01	(0.08)
Net earnings (loss)
basic (CAN$)	(0.05)	(0.73)	(0.05)	(0.03)	(0.06)	(0.42)	0.01	(0.92)
diluted (CAN$)	(0.05)	(0.73)	(0.05)	(0.03)	(0.06)	(0.42)	0.01	(0.92)

OUNCES OF GOLD SOLD[1]	20,412	20,918	15,438	12,826	14,261	14,810	14,890	14,611

KEY PER-OUNCE OF GOLD DATA[1] (US$)
Average selling price	1,306	1,265	1,316	1,358	1,623	1,694	1,683	1,600
Average cash cost	1,060	1,102	984	992	1,294	1,126	1,012	1,086
Depreciation and depletion	199	298	165	150	150	171	167	159

Total cost	1,259	1,400	1,149	1,142	1,444	1,297	1,179	1,245
[1]	Excluding Francoeur Mine.
[2]	Net of taxes.

SUMMARY OF RESULTS FOR THE LAST EIGHT QUARTERS

The fluctuation in revenues over the last eight quarters reflects the variation in the number of gold ounces sold and the average sales price per ounce. Revenues in the fourth quarter of 2013 and first quarter of 2014 were higher compared to other more recent quarters as a result of higher gold sales, the benefits of which were partially mitigated by a lower average selling price per ounce of gold. Lower revenues in the second quarter of 2013 are primarily attributable to the low number of gold ounces being sold, and the low average selling price per ounce. In the first three quarters of 2013 and in the last three quarters of 2012, net earnings were impacted by the Corporation’s expanded exploration and project evaluation program. The net loss generated in the fourth quarter of 2013 was primarily driven by charges totaling $23.1 million, or $0.58 per share, which included a non-cash write-down on the W Zone Mine assets following a reduction in its reserve base, a write-off of deferred income and mining tax assets, and the write-off of financing costs and severance payments. The 2012 second quarter results included a $27.9 million after-tax write-down on the Francoeur Mine assets and a severance payment of $0.8 million after-tax, whereas the fourth quarter results of the same year included a $13.9 million after-tax write-off of the discontinued Francoeur Mine assets.

11
MAY 8, 2014	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Production levels from Q2 2012 through Q3 2013 reflect contributions from the Beaufor Mine, located in Quebec, and the Island Gold Mine, located in Ontario. In addition to production from these two mines, production levels in Q4 2013 and Q1 2014 included production from the W Zone operation, located on the Beaufor Mine property, as well as the Monique Mine, located in Quebec. Investments in property, plant and equipment have remained elevated over the last eight quarters, a reflection of the Corporation’s commitment to the maintenance and expansion of its operational base. Net earnings (loss) on a quarterly basis are generally affected by the price of gold, exchange rate and operating costs which vary according to the price of raw materials, energy costs, and wages, as well as the recovered grade of the ore being processed, exploration expenses, and mining and income tax that is expensed or recovered.

CASH AND CASH EQUIVALENTS

At March 31, 2014, cash and cash equivalents totaled $13.5 million, down from the December 31, 2013 level of $17.6 million, a reflection of the $5.9 million spent on capital expenditures in the first quarter of 2014, and the Corporation’s $2.4 million of operational cash flows during the three-month period that includes a $1.4 million increase in non-cash working capital. At the end of the first quarter of 2014, Richmont had $11.2 million of working capital, down from the $14.0 million at December 31, 2013, reflecting a $4.1 million decrease in cash and cash equivalents, a $1.1 million increase in inventories as a result of higher tonnes of stockpiled ore from the Monique Mine, and a $0.8 million reduction in short-term payables.

CAPITAL RESOURCES

No common shares were issued during the first quarter of 2014. During the three-month period ended on March 31, 2013, the Corporation issued 30,000 common shares following the exercise of stock options, for a total cash consideration of $0.06 million.

As of March 31, 2014, the Corporation had 39.6 million shares outstanding.

COMMITMENTS, CONTINGENCIES AND SUBSEQUENT EVENT

There were no changes to the Corporation’s commitments and contingencies from December 31, 2013 to March 31, 2014, with the exception of the commitment and the contingency mentioned below. For further information regarding commitments and contingencies in effect as of December 31, 2013, please refer to the 2013 Management’s Discussion and Analysis, filed February 28, 2014 and available on SEDAR website (www.sedar.com).

In light of a modification to Quebec Mining Law, the financial guarantee for each of the Corporation’ s Quebec mining sites must now cover 100% of the anticipated restoration work costs for each mining site. Consequently, the Corporation has deposited $0.5 million in the first quarter of 2014 and must deposit an additional $1.1 million in 2014, 2015 and 2016, for a total of $3.8 million.

In 2012, the Corporation received a draft assessment from the Quebec tax authorities, who were not allowing the Corporation to claim certain exploration tax credits for the years 2009 to 2011. An amount of $4.1 million initially recorded as exploration tax credits receivable was reversed and reflected as an increase to property, plant and equipment. In the first quarter of 2014, the Corporation received the final notice of reassessment and settled the financial reporting for this contingency by recording a further $0.3 million reduction of the exploration tax credits and an interest expense of $0.2 million.

On April 23, 2014, the Corporation issued a total of 8.05 million common shares, on a bought-deal basis through a syndicate of underwriters, at a price of $1.45 per share. This included the entire over-allotment option of 1.05 million shares, and generated aggregate gross proceeds of $11.7 million. Following the deduction of estimated fees, net proceeds are expected to amount to $10.7 million.

12
MAY 8, 2014	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

RELATED PARTY TRANSACTION

The former corporate secretary, who is a partner at a law firm, resigned from the position as corporate secretary on May 9, 2013. In the first quarter of 2013, Richmont received professional services from the former corporate secretary’s firm for a total consideration of $0.02 million, including taxes.

OFF-BALANCE-SHEET TRANSACTIONS

The Corporation does not have any off-balance-sheet arrangements.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements requires the use of estimates and the formulation of hypotheses that have a significant impact on revenues and expenses as well as on the amounts of assets and liabilities. Elements such as mineral reserves, basis of depletion of mining sites in production, asset retirement obligations, impairment test of property, plant and equipment, income taxes and deferred mining taxes, share-based remuneration expense, dismantling costs and severance costs, provisions and contingent liabilities, start of advanced exploration phase and start of commercial production are estimates that management considers the most significant, those whose actual amounts could differ considerably and affect operating results. A detailed discussion of these estimates is given in the annual management’s discussion and analysis, dated February 19, 2014, filed February 28, 2014 and available on SEDAR website (www.sedar.com).

FINANCIAL INSTRUMENTS

In order to minimize the risks associated with fluctuations in the price of gold and exchange rates, Richmont Mines may, from time to time, use derivative financial instruments or gold hedging contracts. As at March 31, 2014 and 2013, Richmont Mines had no gold hedging contracts and no currency exchange contracts. For the three-month periods ended March 31, 2014 and March 31, 2013, no gain or loss related to derivative financial instruments or to gold hedging contracts was recorded in the financial statements.

The Corporation has classified its cash and cash equivalents, receivables (except taxes receivable) and guaranteed investment certificates as loans and receivables, and its payables, accruals and provisions (except salaries and related benefits payable), finance lease obligations, contract payment holdback and closure allowance as financial liabilities. All financial instruments are measured at fair value with the exception of the loans and receivables, held-to-maturity investments and financial liabilities, which are measured at amortized cost.

Cash and cash equivalents, receivables, guaranteed investment certificates and payables, accruals and provisions, are recorded at book value and represent their approximate fair value, as these items will be realized or settled in the short term. The fair value of finance lease obligations, contract payment holdback and closure allowance was determined by calculating the discounted cash flows using market interest rates for financial instruments with similar characteristics. The fair value of the finance lease obligations, the contract payment holdback and the closure allowance approximate the book value.

ACCOUNTING POLICIES

The interim consolidated financial statements have been prepared in accordance with the accounting policies adopted in the Corporation’s last annual financial statements for the year ended December 31, 2013. The accounting policies have been applied consistently throughout the Corporation for the purposes of preparation of these interim consolidated financial statements. There are no new accounting policies in effect for annual periods beginning on or after January 1st, 2014.

13
MAY 8, 2014	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

NON-IFRS FINANCIAL PERFORMANCE MEASURES

Throughout this document, the Corporation uses or may use performance indicators that are not defined according to IFRS, such as adjusted net earnings, adjusted net earnings per share, cash cost per ounce and average cash cost per ounce. Non-IFRS performance indicators are widely used in the mining industry. Nonetheless, they are in no way a standard prescribed by IFRS. The Corporation believes that some investors use these indicators, in addition to the financial information prepared in accordance with IFRS, to evaluate the Corporation's performance and its ability to generate cash. Consequently, this information must be considered supplementary and should not under any circumstances be regarded as a substitute for the performance indicators prepared in accordance with IFRS.

GENERAL INFORMATION

The President and Chief Executive Officer and the Executive Vice-President, and Chief Financial Officer are responsible for disclosure controls and procedures (as defined in Multilateral Instrument 52-109 of the Canadian Securities Administrators) and have designed them, or had them designed under their supervision, to provide reasonable assurance that material information relating to the Corporation is communicated to them by others within the Corporation, especially during the period when reports that must be filed under the terms of Canadian securities law are being prepared.

The President and Chief Executive Officer and the Executive Vice-President, and Chief Financial Officer are also responsible for internal controls over financial reporting and have designed them, or had them designed under their supervision, to provide reasonable assurance that the financial information is reliable and that the financial statements have been prepared in accordance with International Financial Reporting Standards. The internal controls over financial reporting during the quarter ending March 31, 2014 were adequately applied.

Risks and uncertainties

In the normal course of operations, the mining industry involves exposure to numerous risks that can affect the performance of corporations such as Richmont Mines. A detailed discussion of these risks is given in the annual Management’s Discussion and Analysis, dated February 19, 2014, filed February 28, 2014, and available on SEDAR (www.sedar.com).

National Instrument 43-101

The geological data in this document have been reviewed by Mr. Daniel Adam, Geo., Ph.D, Vice-President, Exploration, an employee of Richmont Mines Inc., and a qualified person as defined by National Instrument 43-101. Please refer to the SEDAR website (www.sedar.com) for full reports and additional corporate documentation.

14
MAY 8, 2014	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Cautionary note to U.S. investors concerning resource estimates and civil liabilities and judgments

Resource estimates

The resource estimates in this Management’s Discussion and Analysis were prepared in accordance with National Instrument 43-101 adopted by the Canadian Securities Administrators. The requirements of National Instrument 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”). In this Management’s Discussion and Analysis, we use the terms “Measured,” “Indicated” and “Inferred” Resources; although these terms are recognized and required to be used in Canada, the SEC does not recognize them. The SEC permits U.S. mining corporations, in their filings with the SEC, to disclose only those mineral deposits that constitute “reserves.” Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a Measured or Indicated Resource will ever be converted into “reserves.” Furthermore, “Inferred Resources” have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that “Inferred Resources” exist or can be legally or economically mined, or that they will ever be upgraded to a more certain category.

Potential unenforceability of civil liabilities and judgments

The Corporation is incorporated under the laws of the Province of Quebec, Canada. All of the Corporation's directors and officers as well as the experts named in the Form 20-F are residents of Canada. Also, all of the Corporation's assets and substantially all of the assets of these persons are located outside of the United States. As a result, it may be difficult for shareholders to initiate a lawsuit within the United States against these non-U.S. residents, or to enforce U.S. judgments against the Corporation or these persons. The Corporation's Canadian counsel has advised the Corporation that a monetary judgment of a U.S. court predicated solely upon the civil liability provisions of U.S. federal securities laws would likely be enforceable in Canada if the U.S. court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. This result may not always be the case. It is less certain that an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.

Compliance with Canadian Securities Regulations

This quarterly report is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects from the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC.

U.S. investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC’s website: http://sec.gov/edgar.shtml.

15
MAY 8, 2014	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Forward-looking statements

This Management’s Discussion and Analysis contains forward-looking statements. These statements relate to future events or the Corporation’s future performance. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “continue”, or the negative of these terms or other comparable terminology. These statements are only predictions. In addition, this Management’s Discussion and Analysis may contain forward-looking statements attributed to third party industry sources. Undue reliance should not be placed on these forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur and may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Important factors that could cause such a difference are discussed in the section entitled “Risk factors” in the Corporation’s annual management’s discussion and analysis report dated February 19, 2014, filed February 28, 2014, and available on SEDAR (www.sedar.com). Other risks may be detailed in Richmont Mines’ Annual Information Form, Annual Report and periodic reports. Except as may be required by law, the Corporation undertakes no obligation and disclaims any responsibility to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

Additional information and continued disclosure

This Management’s Discussion and Analysis was prepared as at May 7, 2014. The Corporation regularly discloses additional information through news releases, quarterly and annual financial statements and its annual information form (“AIF”) on the SEDAR website (www.sedar.com) and through Richmont Mines’ website (www.richmont-mines.com).

16
MAY 8, 2014	RICHMONT MINES INC.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

First Quarter
Ended March 31, 2014

CONSOLIDATED INCOME STATEMENT
(In thousands of Canadian dollars)

(Unaudited)	Three months ended
	March 31,	March 31,
	2014	2013
	$	$

CONTINUING OPERATIONS
Revenues (note 2)	29,468	23,398
Cost of sales (note 3)	28,649	20,950

GROSS PROFIT	819	2,448

OTHER EXPENSES (REVENUES)
Exploration and project evaluation (note 4)	723	2,686
Administration (note 5)	1,731	2,122
Loss (gain) on disposal of long-term assets	(12)	34
Other revenues	(9)	(4)

	2,433	4,838

OPERATING LOSS	(1,614)	(2,390)

Financial expenses (note 7)	27	26
Financial revenues (note 8)	(82)	(218)

LOSS BEFORE MINING AND INCOME TAXES	(1,559)	(2,198)

MINING AND INCOME TAXES	344	42

NET LOSS FOR THE PERIOD	(1,903)	(2,240)

NET LOSS PER SHARE
Basic and diluted	(0.05)	(0.06)

BASIC WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (in thousands)	39,596	39,586

DILUTED WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (in thousands)	39,718	39,607

The accompanying notes are an integral part of the interim consolidated financial statements.

18
MAY 8, 2014	RICHMONT MINES INC.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(In thousands of Canadian dollars)

(Unaudited)	Three months ended
	March 31,	March 31,
	2014	2013
	$	$

NET LOSS FOR THE PERIOD	(1,903)	(2,240)

OTHER COMPREHENSIVE LOSS, NET OF TAXES
ITEMS THAT WILL BE RECLASSIFIED SUBSEQUENTLY TO NET EARNINGS
Fair value variation on available-for-sale financial assets	-	(12)

TOTAL COMPREHENSIVE LOSS FOR THE PERIOD	(1,903)	(2,252)

The accompanying notes are an integral part of the interim consolidated financial statements.

19
MAY 8, 2014	RICHMONT MINES INC.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(In thousands of Canadian dollars)

(Unaudited)				Available-for-
				sale
		Contributed		financial
	Share capital	surplus	Deficit	assets	Total equity
	$	$	$	$	$

BALANCE AT DECEMBER 31, 2013	132,202	11,253	(57,102)	-	86,353

Share-based compensation	-	329	-	-	329

Net loss and total comprehensive loss for the period	-	-	(1,903)	-	(1,903)

BALANCE AT MARCH 31, 2014	132,202	11,582	(59,005)	-	84,779

The accompanying notes are an integral part of the interim consolidated financial statements.

20
MAY 8, 2014	RICHMONT MINES INC.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(In thousands of Canadian dollars)

(Unaudited)				Available-for-
		Contributed		sale financial
	Share capital	surplus	Deficit	assets	Total equity
	$	$	$	$	$

BALANCE AT DECEMBER 31, 2012	132,113	9,062	(22,842)	30	118,363

Issue of shares
Exercise of share options	89	(27)	-	-	62

Share-based compensation	-	391	-	-	391

Transactions with Richmont Mines shareholders	89	364	-	-	453

Net loss for the period	-	-	(2,240)	-	(2,240)

Other comprehensive loss
Items that will be reclassified subsequently to net loss

Available-for-sale financial assets
Fair value variation, net of taxes	-	-	-	(12)	(12)

Total comprehensive loss for the period	-	-	(2,240)	(12)	(2,252)

BALANCE AT MARCH 31, 2013	132,202	9,426	(25,082)	18	116,564

The accompanying notes are an integral part of the interim consolidated financial statements.

21
MAY 8, 2014	RICHMONT MINES INC.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(In thousands of Canadian dollars)

	March 31,	December 31,
	2014	2013
	$	$
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	13,501	17,551
Receivables	2,744	3,008
Income and mining tax assets	925	925
Exploration tax credits receivable	5,603	5,670
Inventories (note 9)	10,172	9,075

	32,945	36,229

RESTRICTED DEPOSITS (note 12 a)	3,895	3,421

PROPERTY, PLANT AND EQUIPMENT (note 10)	84,432	83,678

TOTAL ASSETS	121,272	123,328

LIABILITIES

CURRENT LIABILITIES
Payables, accruals and provisions	19,140	19,897
Income and mining taxes payable	1,469	1,225
Current portion of long-term debt (note 11)	771	825
Current portion of asset retirement obligations (note 12 b)	330	330

	21,710	22,277

LONG-TERM DEBT (note 11)	5,098	5,196

ASSET RETIREMENT OBLIGATIONS (note 12 b)	7,630	7,603

DEFERRED INCOME AND MINING TAX LIABILITIES	2,055	1,899

TOTAL LIABILITIES	36,493	36,975

EQUITY
Share capital	132,202	132,202
Contributed surplus	11,582	11,253
Deficit	(59,005)	(57,102)

TOTAL EQUITY	84,779	86,353

TOTAL LIABILITIES AND EQUITY	121,272	123,328

Commitment and subsequent event (note 14)

The accompanying notes are an integral part of the interim consolidated financial statements.

22
MAY 8, 2014	RICHMONT MINES INC.

CONSOLIDATED STATEMENT OF CASH FLOWS
(In thousands of Canadian dollars)

(Unaudited)	Three months ended
	March 31,	March 31,
	2014	2013
	$	$

OPERATING ACTIVITIES
Net loss for the period	(1,903)	(2,240)
Adjustments for:
Depreciation and depletion	4,834	2,468
Taxes received (paid)	55	(1,500)
Interest revenues	(63)	(153)
Interest and accretion expenses on long-term debt	44	7
Share-based compensation	414	622
Accretion expense – asset retirement obligations	27	19
Loss (gain) on disposal of long-term assets	(12)	32
Mining and income taxes	344	42

	3,740	(703)

Net change in non-cash working capital items (note 13)	(1,361)	(6,072)

Cash flows from (used in) operating activities	2,379	(6,775)

INVESTING ACTIVITIES
Restricted deposits	(474)	-
Interest received	82	161
Property, plant and equipment – Island Gold Mine	(1,670)	(3,112)
Property, plant and equipment – Island Gold Deep Project	(2,825)	(1,523)
Property, plant and equipment – Beaufor Mine	(602)	(208)
Property, plant and equipment – W Zone Mine	(233)	(1,881)
Property, plant and equipment – Monique Mine	(21)	(2,222)
Property, plant and equipment – Other	(569)	(398)
Disposition of property, plant and equipment	177	88

Cash flows used in investing activities	(6,135)	(9,095)

FINANCING ACTIVITIES
Issue of common shares	-	62
Interest paid	(44)	(7)
Payment of finance lease obligations	(250)	(228)

Cash flows used in financing activities	(294)	(173)

Net change in cash and cash equivalents	(4,050)	(16,043)

Cash and cash equivalents, beginning of period	17,551	59,810

Cash and cash equivalents, end of period	13,501	43,767

The accompanying notes are an integral part of the interim consolidated financial statements.

23
MAY 8, 2014	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month periods ended March 31, 2014 and 2013 (in thousands of Canadian dollars)
(Unaudited)

1.	General information and compliance with IFRS

Richmont Mines Inc. (“the Corporation”) is incorporated under the Business Corporations Act (Quebec) and is engaged in mining, exploration and development of mining properties, principally gold.

These interim consolidated financial statements have been prepared by the Corporation’s management in accordance with International Financial Reporting Standards (“IFRS”), as established by the International Accounting Standards Board and in accordance with IAS 34 “Interim Financial Reporting”. They do not include all the information required in annual consolidated financial statements in accordance with IFRS. These interim consolidated financial statements must be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2013.

The preparation of interim consolidated financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment when applying the Corporation’s accounting policies.

2.	Revenues

Revenues include revenue from gold sales and silver sales.

3.	Cost of sales

The cost of sales includes the following items:

	Three months ended
	March 31,	March 31,
	2014	2013
	$	$

Operating costs	23,324	18,082
Royalties	554	524
Depreciation and depletion	4,771	2,344

	28,649	20,950

24
MAY 8, 2014	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month periods ended March 31, 2014 and 2013 (in thousands of Canadian dollars)
(Unaudited)

4.	Exploration and project evaluation

The exploration and project evaluation expenses were incurred for the following mines and properties:

	Three months ended
	March 31,	March 31,
	2014	2013
	$	$

Island Gold Mine	132	1,463
Beaufor Mine	250	597
Wasamac property	38	474
Monique Mine	2	161
Other properties	6	78
Project evaluation	117	148

Exploration and project evaluation before depreciation and exploration tax credits	545	2,921

Depreciation	23	76
Exploration tax credits, including adjustments[1]	155	(311)

	723	2,686

[1]

In 2012, the Corporation received a draft assessment from the Quebec tax authorities, who were not allowing the Corporation to claim certain exploration tax credits for years 2009 to 2011. An amount of $4,141 initially recorded as exploration tax credits receivable was reversed and reflected as an increase to property, plant and equipment. In the first quarter of 2014, the Corporation received the final notice of reassessment and settled the financial reporting for this contingency by recording a further $302 reduction of the exploration tax credits and an interest expense of $210, included in «administration».

5.	Administration

The administration expenses include the following items:

	Three months ended
	March 31,	March 31,
	2014	2013
	$	$

Salaries, director’ fees and related benefits	713	843
Share-based compensation	350	449
Depreciation	40	46
Others	628	784

	1,731	2,122

25
MAY 8, 2014	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month periods ended March 31, 2014 and 2013 (in thousands of Canadian dollars)
(Unaudited)

6.	Share-based compensation

a)

The Corporation had a Stock Option Purchase Plan (the “Initial Plan”) under which options to acquire common shares were granted to its directors, officers, employees and non-employees. The exercise price of each option was determined by the market price of the Corporation’s stock on the Toronto Stock Exchange, on the day prior to the grant, and the maximum term of the options granted was ten years. 20% of the options were vested on the grant date and the remainder vested cumulatively thereafter on every anniversary date over a length of four years. However, on February 4, 2010, the Board of Directors voted to grant its members remuneration that is partly based on share options. These options vest in thirds beginning one year after the grant date, then vest cumulatively thereafter on every anniversary date over a total length of three years, and expire five years after the date of grant. Furthermore, in January 2012, a total of 400,000 options were granted to directors. Those options fully vest one year after the grant date, and expire in January 2015. However, these options may only be exercised if the Corporation’s shares have traded at $21.51 or higher at any time during any 10 days in any consecutive 20 trading day period. The Corporation ended the Initial Plan in 2012. Outstanding options that were issued under this previous plan, will continue to have the same terms and conditions as when they were initially issued.

A summary of the status of the Corporation’s initial Plan at March 31, 2014 and changes during the three-month period then ended, is presented below:

	Three months ended March 31, 2014
		Weighted
	Number of	average
	options	exercise price
	(in thousands)	$

Options outstanding, beginning of the period	935	6.93
Forfeited	(177)	7.99

Options outstanding, end of period	758	6.68

Exercisable options, end of period	578	5.63

The following table summarizes information about the Corporation’s Initial Plan at March 31, 2014:

	Options outstanding at March 31, 2014			Exercisable options at March 31, 2014
Exercise Price	Number of options (in thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price $	Number of options (in thousands)	Weighted average exercise price $

$3.16 to $3.55	100	0.6	3.48	100	3.48
$4.12 to $5.41	411	1.1	4.73	377	4.69
$6.86	12	2.2	6.86	6	6.86
$10.87 to $12.03	235	1.8	11.44	95	11.49

	758	1.3	6.68	578	5.63

b)

In effect since May 2012, the Corporation’s long-term incentive plan (the “New Plan”) permits the granting of options, restricted share units (“RSUs”), share appreciation rights (“SARs”) and retention awards (“Retention Awards”) to directors, officers, other employees, consultants and service providers providing ongoing services to the Corporation.

26
MAY 8, 2014	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month periods ended March 31, 2014 and 2013 (in thousands of Canadian dollars)
(Unaudited)

The exercise price of each option granted is the market price of the Corporation’s stock on the Toronto Stock Exchange, on the day prior to the grant, and the maximum term of the options granted is ten years. Eight types of options were issued: (1) options that vest in thirds one year after the grant date, then vest cumulatively thereafter on every anniversary date over a total length of three years, and expire five years after the date of grant; (2) options that fully vest one year after the grant date, expire three years after the grant date and are exercisable only if the Corporation’s shares have traded at $21.51 or higher at any time during any 10 days in any consecutive 20 trading day period; (3) options that vest in tranches of 20% beginning one year after the grant date, thereafter vesting cumulatively on every anniversary date over a length of four years, and expire six years after the date of grant; (4) options that vest 20% on the grant date and vest cumulatively thereafter on every anniversary date over a length of four years, and expire five years after the date of grant; (5) options that vest 50% on the grant date and 50% the year after, and expire five years after the date of grant; (6) options that vest on August 8, 2016 and expire five years after the date of grant; (7) options that vest in thirds on the grant date, then vest cumulatively thereafter on every anniversary date over a total length of two years, and expire five years after the date of grant; (8) options that vest 25% on the grant date, then vest cumulatively thereafter every month of January over a total period of three years, and expire five years after the date of grant.

A summary of the status of the Corporation’s New Plan at March 31, 2014 and changes during the three-month period then ended, is presented below:

	Three months ended March 31, 2014
		Weighted
		average
	Number of	exercise
	options	price
	(in thousands)	$

Options outstanding, beginning of the period	2,505	2.64
Forfeited	(313)	3.38

Options outstanding, end of period	2,192	2.54

Exercisable options, end of period	780	2.27

The following table summarizes information about the Corporation’s New Plan at March 31, 2014:

Exercise price	Options outstanding at March 31, 2014			Exercisable options at March 31, 2014
	Number of options (in thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price $	Number of options (in thousands)	Weighted average exercise price $

$1.08 to $1.62	1,424	4.6	1.27	528	1.29
$2.02	20	4.1	2.02	4	2.02
$2.51 to $3.61	263	3.7	3.23	125	3.20
$3.88 to $4.36	133	3.4	4.12	53	4.12
$6.57	352	4.1	6.57	70	6.57

	2,192	4.3	2.54	780	2.27

27
MAY 8, 2014	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month periods ended March 31, 2014 and 2013 (in thousands of Canadian dollars)
(Unaudited)

c)

In March and in August 2012, the Corporation signed agreements with several employees considered as key personnel. These agreements incorporate a retention payment (“Retention Awards”) provided certain conditions are met by the employee, most notably that the employee continues his or her employment with the Corporation until March and August 2017. These retention payments would be payable in 2017 in either of the Corporation’s common shares or cash, at the discretion of the employee, with the number of common shares to be determined by the current value of the common shares at the time of payment. The total amount that could be paid as Retention Awards under these agreements is $2.25 million. The cost recorded for the three-month period ended March 31, 2014 is $97 ($231 in the comparable period of 2013), and the liability to this effect amounts to $808 as at March 31, 2014, which correspond to the best estimate of the amount to be paid relating to the Retention Awards, based on estimated forfeitures and a 1.3% discount rate.

d)

In addition, 324,675 options were issued outside of the Corporation’s plans on May 22, 2012. These options vest in tranches of 20%, beginning one year after the date of issue, and thereafter cumulatively on every anniversary date over four years, and expire seven years after the date of grant. These options have an exercise price of $6.61 and they expire in May 2019. As at March 31, 2014, all options are outstanding and 64,935 options are exercisable.

7.	Financial expenses

The financial expenses include the following items:

	Three months ended
	March 31,	March 31,
	2014	2013
	$	$

Accretion expense – asset retirement obligations	27	19
Interest on finance lease obligations[1]	-	7

	27	26

1

The interest on operating mine finance lease obligations is included in operating costs and amounted to $44 for Q1 2014 (in Q1 2013, interest amounted to $6 and was recorded as property, plant and equipment).

8.	Financial revenues

The financial revenues include the following items:

	Three months ended
	March 31,	March 31,
	2014	2013
	$	$

Interest on cash and cash equivalents	63	152
Foreign exchange gain	19	66

	82	218

28
MAY 8, 2014	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month periods ended March 31, 2014 and 2013 (in thousands of Canadian dollars)
(Unaudited)

9.	Inventories

The inventories include the following items:

	March 31,	December 31,
	2014	2013
	$	$
		(Audited)

Precious metals	721	1,647
Ore	5,921	3,923
Supplies	3,530	3,505

	10,172	9,075

During the three-month period ended March 31, 2014, a write-down of inventories of $271 was recognized as an expense (none in the comparable period of 2013). There was no reversal of write-down during the first three months of 2014 and 2013.

29
MAY 8, 2014	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month periods ended March 31, 2014 and 2013 (in thousands of Canadian dollars)
(Unaudited)

10.	Property, plant and equipment

The property, plant and equipment includes the following items:

	Mining sites in production					Corporate office and others			Advan- ced explora- tion projects	Total
	Mining properties $	Development costs $	Buildings $	Equipment $	Total $	Lands, buildings and leasehold improvements $	Equipment and rolling stock $	Total $	$	$
Gross carrying amount
Balance at January 1, 2014	1,965	76,888	13,443	36,039	128,335	2,211	1,468	3,679	16,444	148,458
Additions	-	2,409	278	149	2,836	-	-	-	2,905	5,741
Disposals and write-off	-	-	-	(60)	(60)	-	(127)	(127)	-	(187)
Exploration tax credits	-	(9)	-	-	(9)	-	-	-	-	(9)
Transfers	-	-	-	(602)	(602)	-	-	-	602	-
Balance at March 31, 2014	1,965	79,288	13,721	35,526	130,500	2,211	1,341	3,552	19,951	154,003
Depreciation and depletion
Balance at January 1, 2014	1,027	41,391	6,520	15,049	63,987	393	400	793	-	64,780
Depreciation and depletion	49	2,583	608	1,538	4,778	34	22	56	-	4,834
Disposals and write-off	-	-	-	(37)	(37)	-	(6)	(6)	-	(43)
Transfers	-	-	-	(368)	(368)	-	-	-	368	-
Balance at March 31, 2014	1,076	43,974	7,128	16,182	68,360	427	416	843	368	69,571
Carrying amount at March 31, 2014	889	35,314	6,593	19,344	62,140	1,784	925	2,709	19,583	84,432

30
MAY 8, 2014	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month periods ended March 31, 2014 and 2013 (in thousands of Canadian dollars)
(Unaudited)

11.	Long-term debt

Long-term debt includes the following financial liabilities:

	March 31,	December 31,
	2014	2013
	$	$
		(Audited)

Finance lease obligations	3,488	3,737
Contract payment holdback	1,000	1,000
Long-term share-based compensation (note 6 c)	808	711
Closure allowance	573	573

	5,869	6,021

Current portion	771	825

	5,098	5,196

12.	Asset retirement obligations

The Corporation’s production and exploration activities are subject to various federal and provincial laws and regulations governing the protection of the environment. These laws and regulations are continually changing and are generally becoming more restrictive. The Corporation conducts its operations so as to protect public health and the environment. The Corporation has recorded the asset retirement obligations of its mining sites on the basis of management’s best estimates of future costs, based on information available on the reporting date. Best estimates of future costs are the amount the Corporation would reasonably pay to settle its obligations on the closing date. Future costs are discounted using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the liability. Such estimates are subject to change based on modifications to laws and regulations or as new information becomes available.

31
MAY 8, 2014	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month periods ended March 31, 2014 and 2013 (in thousands of Canadian dollars)
(Unaudited)

a)	Restricted deposits and letters of credit

Most of the restricted deposits relate specifically to site restoration. As at March 31, 2014, the Corporation has $117 in restricted deposits with the Quebec government, $594 in restricted deposits with the Ontario government and $3,124 in guaranteed investment certificate to secure a credit facility available to the Corporation up to an amount of $4,000 for the issuance of letters of credit as guarantees for the settlement of asset retirement obligations. The credit facility has a fixed annual fee of 0.95% (0.95% in 2013). The following table provides the allocation of restricted deposits and letters of credit issued as at March 31, 2014:

	March 31,	December 31,
	2014	2013
	$	$
		(Audited)
Restricted deposits
Island Gold Mine (Island Gold Deep and Lochalsh property)	594	594
Beaufor Mine	107	107
Other	10	10

	711	711

Guaranteed investment certificates[1]	3,124	2,650

Other	60	60

	3,895	3,421

Letters of credit[1]
Camflo Mill	1,332	1,332
Island Gold Mine (Kremzar property)	979	979
Francoeur Mine	239	239
Monique Mine	474	-
Additional credit	100	100

	3,124	2,650

[1]	Letters of credit are secured by the guaranteed investment certificates.

b)	Distribution of the asset retirement obligations

The following table sets forth the distribution of the asset retirement obligations as at March 31, 2014 and December 31, 2013:

	March 31,	December 31,
	2014	2013
	$	$
		(Audited)

Camflo Mill	3,751	3,736
Island Gold Mine	1,669	1,663
Beaufor Mine and W Zone Mine	752	749
Monique Mine	968	965
Francoeur Mine	820	820

	7,960	7,933

Current portion	330	330

	7,630	7,603

32
MAY 8, 2014	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month periods ended March 31, 2014 and 2013 (in thousands of Canadian dollars)
(Unaudited)

13.	Consolidated statements of cash flows

	Three months ended
	March 31,	March 31,
	2014	2013
	$	$

Change in non-cash working capital items

Receivables	245	(92)
Exploration tax credits receivable	77	(310)
Inventories	(1,096)	(393)
Payables, accruals and provisions	(587)	(5,277)

	(1,361)	(6,072)

Supplemental information

Change in payables, accruals and provisions related to property, plant and equipment	(191)	4,594

In 2014, an amount of $12, included in long-term share-based compensation, was registered as an increase in property, plant and equipment. This amount is not included in the investing activities section.

14.	Commitment and subsequent event

In light of a modification to Quebec Mining Law, the financial guarantee for each of the Corporation’ s Quebec mining sites must now cover 100% of the anticipated restoration work costs for each mining site. Consequently, the Corporation has deposited $474 in the first quarter of 2014 and must deposit an additional $1,056 in 2014, $1,130 in 2015 and $1,130 in 2016, for a total of $3,790.

On April 23, 2014, the Corporation issued a total of 8.05 million common shares, on a bought-deal basis through a syndicate of underwriters, at a price of $1.45 per share. This included the entire over-allotment option of 1.05 million shares, and generated aggregate gross proceeds of $11,672. Following the deduction of estimated fees, net proceeds are expected to amount to $10,706, and the Corporation’s share capital will increase by the same amount.

15.	Segmented information

The Corporation operates gold mines at different sites in Quebec and Ontario. These operating sites are managed separately given their different locations. The Corporation assesses the performance of each segment based on earnings before taxes and discontinued operation. Accounting policies for each segment are the same as those used for the preparation of the consolidated financial statements.

33
MAY 8, 2014	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month periods ended March 31, 2014 and 2013 (in thousands of Canadian dollars)
(Unaudited)

There was no difference in 2014 compared to annual financial statements of 2013 in the basis of segmentation or the basis of evaluation of segment result.

	Three months ended March 31, 2014
Segmented information				Exploration,
concerning the consolidated			Total	corporate
income statement	Quebec	Ontario	segments	and others	Total
	$	$	$	$	$

Revenues	14,582	14,886	29,468	-	29,468
Cost of sales	16,550	12,099	28,649	-	28,649

Gross profit	(1,968)	2,787	819	-	819

Exploration and project evaluation	252	132	384	339	723
Administration	-	-	-	1,731	1,731
Gain on disposal of long-term assets	-	(12)	(12)	-	(12)
Other revenues	(2)	-	(2)	(7)	(9)

	250	120	370	2,063	2,433

Operating earnings (loss)	(2,218)	2,667	449	(2,063)	(1,614)

Financial expenses	20	7	27	-	27
Financial revenues	6	-	6	(88)	(82)

Earnings (loss) before taxes	(2,244)	2,660	416	(1,975)	(1,559)

Addition to property, plant and equipment	1,425	4,495	5,920	-	5,920

	March 31, 2014
Segmented information				Exploration,
concerning the consolidated			Total	corporate
statement of financial	Quebec	Ontario	segments	and others	Total
position	$	$	$	$	$

Current assets	11,305	8,781	20,086	12,859	32,945
Restricted deposits	581	594	1,175	2,720	3,895
Property, plant and equipment	16,508	64,807	81,315	3,117	84,432

Total assets	28,394	74,182	102,576	18,696	121,272

Current liabilities	8,475	9,772	18,247	3,463	21,710
Long-term debt	1,573	2,716	4,289	809	5,098
Asset retirement obligations	5,471	1,669	7,140	490	7,630
Deferred income and mining tax liabilities	-	-	-	2,055	2,055

Total liabilities	15,519	14,157	29,676	6,817	36,493

34
MAY 8, 2014	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month periods ended March 31, 2014 and 2013 (in thousands of Canadian dollars)
(Unaudited)

	Three months ended March 31, 2013
Segmented information				Exploration,
concerning the consolidated			Total	corporate
income statement	Quebec	Ontario	segments	and others	Total
	$	$	$	$	$

Revenues	8,496	14,902	23,398	-	23,398
Cost of sales	8,658	12,292	20,950	-	20,950

Gross profit	(162)	2,610	2,448	-	2,448

Exploration and project evaluation	758	1,463	2,221	465	2,686
Administration	-	-	-	2,122	2,122
Loss on disposal of long-term assets	-	-	-	34	34
Other revenues	(1)	(3)	(4)	-	(4)

	757	1,460	2,217	2,621	4,838

Operating earnings (loss)	(919)	1,150	231	(2,621)	(2,390)

Financial expenses	14	5	19	7	26
Financial revenues	(2)	-	(2)	(216)	(218)

Earnings (loss) before taxes	(931)	1,145	214	(2,412)	(2,198)

Addition to property, plant and equipment	4,416	4,635	9,051	293	9,344

	March 31, 2013
Segmented information				Exploration,
concerning the consolidated			Total	corporate
statement of financial	Quebec	Ontario	segments	and others	Total
position	$	$	$	$	$

Current assets	11,479	7,710	19,189	17,040	36,229
Restricted deposits	107	594	701	2,720	3,421
Property, plant and equipment	18,193	62,184	80,377	3,301	83,678

Total assets	29,779	70,488	100,267	23,061	123,328

Current liabilities	7,876	9,943	17,819	4,458	22,277
Long-term debt	1,573	2,912	4,485	711	5,196
Asset retirement obligations	5,451	1,662	7,113	490	7,603
Deferred income and mining tax liabilities	-	-	-	1,899	1,899

Total liabilities	14,900	14,517	29,417	7,558	36,975

16.	Approval of Financial Statements

The interim consolidated financial statements for the period ending March 31, 2014 were approved for publication by the Board of Directors on May 7, 2014.

35
MAY 8, 2014	RICHMONT MINES INC.

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